CHINA CORD BLOOD CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: CO)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 19, 2012

(or any adjourned or postponed meeting thereof)

To the Shareholders of China Cord Blood Corporation:

NOTICE IS HEREBY GIVEN that the 2012 Annual General Meeting (“AGM”) of China Cord Blood Corporation, a Cayman Islands Corporation (the “Company”), will be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 19, 2012 at 9:00 p.m., Hong Kong local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To table the financial statements of the Company for the year ended March 31, 2012.

As ordinary resolutions

2.	To ratify the re-appointment of KPMG as auditor of the Company for the financial year ending March 31, 2013 and to authorize any duly formed committee of the directors to fix the remuneration of the auditors.

3.	To re-elect the following Directors, each of whom retires by rotation pursuant to the Company’s Articles of Association:

a.	Mr. Yuen Kam (Chairperson)

b.	Mr. Julian J. Wolhardt

c.	Ms. Jennifer J. Weng

4.	Subject to the passing of special resolution 6, to authorize directors to make all necessary filings and undertake all such matters, including without limitation, all filings with the Registrar of Companies in the Cayman Islands in respect of the amendments to articles of association.

5.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

As a Special Resolution

6.	To amend the articles of association of the Company by deleting in its entirety the current definition of special resolution, and replacing it with the following new definition:

“special resolution”	a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds (66 and 2/3%) of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 59;

a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.”

The Board of Directors of the Company has fixed the close of business on November 5, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The stock transfer books of the Company will not be closed.  A list of the shareholders entitled to vote at the AGM may be examined at the Company’s offices during the 10-day period preceding the AGM.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to notice of and to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the AGM by calling our offices at +852 3605 8180.

Shareholders may obtain a copy of the proxy statement, a form of proxy and our most recent annual report, free of charge, from the Company’s website at www.chinacordbloodcorp.com, by contacting our Investor Relations Department at: ir@chinacordbloodcorp.com or by writing to us at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., ATTN: Secretary.

By Order of the Board of Directors,

/s/ Yuen Kam
Chairperson

Hong Kong, November 9, 2012

IMPORTANT

Whether you expect to attend the AGM, please complete, date, and sign the accompanying proxy form, and return it promptly in the enclosed return envelope. If you grant a proxy, you may revoke it at any time prior to the AGM or nevertheless vote in person at the AGM.

PLEASE NOTE:  If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the nominee holder how to vote, by marking your proxy form.

CHINA CORD BLOOD CORPORATION

TABLE OF CONTENTS

Summary	1
General Information About Voting	1
Security Ownership of Certain Beneficial Owners and Management	3
Proposal No. 1: Ratification of the Appointment of Independent Accountants	6
Proposal No. 2: Election of Directors	8
Executive Officers	16
Certain Relationships and Related Transactions	21
Proposal No. 3: Filings and Related Actions in Connection with Proposal 4	23
Proposal No. 4: Amendment of Articles of Association	24
Form of Proxy	A-1

CHINA CORD BLOOD CORPORATION

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

PROXY STATEMENT

for

ANNUAL GENERAL MEETING

to Be Held on December 19, 2012

(or any adjourned or postponed meeting thereof)

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of China Cord Blood Corporation (the “Company,” “CCBC,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the offices of the Company, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 19, 2012 at 9:00 p.m., Hong Kong local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy form on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders.  The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about November 9, 2012.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy form whether or not you plan to attend the AGM. If you do attend the AGM and are a record holder, you may vote by ballot at the AGM and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the AGM, you should contact your broker about getting a proxy appointing you to vote your shares.

GENERAL INFORMATION ABOUT VOTING

Record Date, Outstanding Shares, and Voting Rights

As of November 5, 2012, the record date for the AGM, the Company had outstanding 66,008,474 ordinary shares excluding 7,131,673 ordinary shares held as treasury shares, $0.0001 par value per share (the “Shares”), being the class of securities entitled to vote at the AGM. Each Share entitles its holder to one vote.

Attending the AGM

If you are a shareholder of record, you may vote in person at the AGM. We will give you a ballot sheet when you arrive. You may obtain directions to the meeting by calling our offices at +852 3605 8180 or by writing to the Company at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R., ATTN: Secretary.  If you are a shareholder of record and attend the meeting, you may vote there in person, regardless whether you have voted by any of the other means mentioned in the preceding paragraph.

Procedures for Voting or Revoking Proxies

If you do not wish to vote in person or you will not be attending the AGM, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy form. To vote by proxy using the enclosed proxy form (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy form and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company no later than December 17, 2012 at 9:00 p.m., Hong Kong local time (48 hours before the time of the AGM) to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the AGM, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.

Required Votes

Only holders of Shares of record at the close of business on November 5, 2012 are entitled to vote at the AGM. For purposes of voting at the AGM, each Share is entitled to one vote upon all matters to be acted upon at the AGM. Two or more persons holding or representing by proxy not less than one-third in nominal value of the outstanding Shares shall constitute a quorum throughout the meeting. The affirmative vote of a simple majority of the votes cast in person or by proxy at the AGM and entitled to vote on the ordinary resolutions (to ratify the appointment of KPMG as our independent auditors and authorize any duly formed committee of the directors to fix the remuneration of the auditors, election of directors, and, subject to the passing of the special resolution, authorize the directors to take all necessary steps with respect to amending the articles of association) is required to adopt the ordinary resolutions. The affirmative vote of 75% of the votes cast in person or by proxy at the AGM and entitled to vote on the special resolution (to amend the definition of special resolution in the articles of association) is required to adopt the special resolution.

Only Shares that are voted are taken into account in determining the proportion of votes cast for each resolution.  Any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the adoption of each resolution. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 5, 2012, certain information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of our ordinary shares by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Information provided as to 5% shareholders other than our employees or management is based solely on Schedules 13D or 13G filed with the Securities and Exchange Commission and subsequent issuances by the Company.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person within 60 days after the date of this proxy statement. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Ownership(2)
Directors and executive officers:
Yuen Kam	357,331	*
Ting Zheng	1,071,994	1.6%
Albert Chen(3)	393,064	*
Mark D. Chen(4)	398,144	*
Dr. Ken Lu(5)	314,049	*
Jennifer J. Weng(6)	398,144	*
Julian J. Wolhardt(7)	—	—
Yue Deng	142,934	*
Rui Arashiyama	—	—
Xin Xu	71,466	*
All directors and executive officers as a group	2,748,982	4.2%
Principal shareholders:
Golden Meditech Holdings Limited(8)	48,179,557	57.6%
Kent C. McCarthy(9)	6,978,143	10.6%
Atlantis Capital Holdings Limited(10)	4,273,468	6.5%
KKR China Healthcare Investment Limited(11)	22,903,454	25.8%

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*	Beneficially owns less than 1% of our ordinary shares.
(1)	Unless indicated otherwise, the business address of each of the individuals is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.
(2)	Based on 66,008,474 shares outstanding as of November 5, 2012 and excluding shares held by or for the account of the Company or a subsidiary of the Company.
(3)	Includes (i) 321,598 ordinary shares held by Mr. Albert Chen, and (ii) 71,466 ordinary shares held by Mr. Albert Chen’s wife.
(4)	Includes (i) 53,488 ordinary shares held by Ms. Jennifer J. Weng, Mr. Mark Chen’s wife, (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Mark Chen, and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Mark Chen.
(5)	Represents ordinary shares held by Time Galaxy Limited, a company incorporated under the laws of the British Virgin Islands of which Dr. Ken Lu is a director. Dr. Lu disclaims beneficial ownership with respect to such ordinary shares except to the extent of his pecuniary interest therein. The business address for Dr. Lu is 9B, Hamilton Court, No. 8, Po Shan Road, Mid-levels, Hong Kong S.A.R.
(6)	Includes (i) 53,488 ordinary shares held by Ms. Jennifer J. Weng, (ii) 183,198 ordinary shares held by Super Castle Investments Limited, a company owned by Mr. Mark Chen, Ms. Jennifer J. Weng’s husband, and (iii) 161,458 ordinary shares held by Pantheon China Acquisition Limited, an entity controlled by Mr. Mark Chen.
(7)	Mr. Julian J. Wolhardt’s business address is KKR China Healthcare Investment Limited, c/o KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong S.A.R.
(8)	Represents 30,561,516 ordinary shares held by Golden Meditech Stem Cells (BVI) Co. Ltd., a wholly-owned subsidiary of Golden Meditech Holdings Limited (“Golden Medtech”), plus 17,618,041 ordinary shares issuable upon conversion of $50 million in principal amount of 7% Senior Convertible Notes, at a conversion price of $2.838 per share, held by Golden Meditech. Based on a Schedule 13D/A filed on October 4, 2012.
(9)	Includes (i) 2,444,061 ordinary shares held by JCF CO LF, L.P., and (ii) 4,534,082 ordinary shares held by Jayhawk Private Equity Fund II, L.P. Mr. McCarthy is the manager of Jayhawk Private Equity, LLC. Jayhawk Private Equity, LLC is the general partner of Jayhawk Private Equity GP II, L.P. Jayhawk Private Equity GP II, L.P. is the general partner of Jayhawk Private Equity Fund II, L.P. Therefore, Mr. McCarthy, Jayhawk Private Equity, LLC, and Jayhawk Private Equity GP II, L.P. are deemed to be beneficial owners of the securities owned of record by Jayhawk Private Equity Fund II, L.P. and have reported that they share voting power and dispositive power over such securities. Mr. McCarthy is also the manager of Jayhawk Capital Management, L.L.C., which is the general partner of JCF CO LF, L.P. Therefore, Mr. McCarthy and Jayhawk Capital Management, L.L.C. are deemed to be beneficial of the securities owned of record by JCF CO LF, L.P., and have reported that they share voting power and dispositive power over such securities. The business address of Mr. McCarthy and each of the entities described above is 930 Tahoe Blvd, 802-281, Incline Village, NV, 89451. Based on a Schedule 13G/A filed on February 14, 2012.

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(10)	Includes 4,273,468 ordinary shares held by Atlantis Investment Management (Hong Kong) Limited, a wholly owned subsidiary of Atlantis Capital Holdings Limited. The business address of Atlantis Investment Management (Hong Kong) Limited is Room 3501, The Centrium, 60 Wyndham Street, Central, Hong Kong, Hong Kong. Based on a Schedule 13G filed on April 27, 2012.
(11)	Represents 22,903,454 ordinary shares issuable upon conversion of Senior Convertible Notes, with a principal amount of $65 million at a conversion price of $2.838 per share, held by KKR China Healthcare Investment Limited, a Cayman Islands limited company (“KKR Investor”). KKR China Growth Fund L.P., a Cayman Islands limited partnership (“China Growth Fund”) is the controlling member of KKR Investor. KKR Associates China Growth L.P., a Cayman Islands limited partnership (“Associates China”) is the sole general partner of China Growth Fund. KKR China Growth Limited, a Cayman Islands limited company (“China Fund”) is the sole general partner of Associates China. KKR Fund Holdings L.P., a Cayman Islands limited partnership (“Fund Holdings”) is the sole shareholder of China Fund. KKR Fund Holdings GP Limited, a Cayman Islands limited company (“Fund Holdings GP”) is the general partner of Fund Holdings. KKR Group Holdings L.P., a Cayman Islands limited partnership (“Group Holdings”) is the sole shareholder of Fund Holdings GP and a general partner of Fund Holdings. KKR Group Limited, a Cayman Islands limited company (“KKR Group”) is the general partner of Group Holdings. KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”) is the sole shareholder of KKR Group. KKR Management LLC, a Delaware limited liability company (“KKR Management”) is the general partner of KKR & Co. The designated members of KKR Management are Mr. Henry R. Kravis and Mr. George R. Roberts. Accordingly, each of China Growth Fund (as the sole member of KKR Investor), Associates China (as the sole general partner of China Growth Fund), China Fund (as the sole general partner of Associates China), Fund Holdings (as the sole shareholder of China Fund), and Fund Holdings GP (as the general partner of Fund Holdings) may be deemed to beneficially own the securities that may be deemed to be beneficially owned by KKR Investor. Each of Group Holdings (as the sole shareholder of Fund Holdings GP and a general partner of Fund Holdings), KKR Group (as the general partner of Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), and KKR Management (as the general partner of KKR & Co.) may be deemed to beneficially own the securities that may be deemed to be beneficially owned by KKR Investor. In addition, Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management) may be deemed to beneficially own the securities held by KKR Investor. The address of the principal business office of KKR Investor, China Growth Fund, China Fund and Associates China is: c/o Maple Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of the principal business office of Fund Holdings, Fund Holdings GP, Group Holdings, KKR Group, KKR & Co., KKR Management, and Mr. Kravis is: c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The address of the principal business office of Mr. Roberts is: c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Based on a Schedule 13D filed on May 1, 2012.

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As of the date of this proxy statement, 40.6% of our outstanding ordinary shares are held by 7 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

PROPOSAL NO. 1

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT ACCOUNTANTS

The Audit Committee has appointed KPMG as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending March 31, 2013, and the Board of Directors is asking shareholders to ratify that appointment and authorize any duly formed committee of the directors to fix the remuneration of the auditors.  A representative of KPMG is expected to be present either in person or via teleconference at the AGM, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external independent registered public accountant firm, for the periods indicated.

	2010	2011	2012
	RMB	RMB	RMB
	(in thousands)
Audit fees(1)	6,174	5,312	5,837
Audit related fees	—	—	—
Tax fees	53	—	—
Total fees	6,227	5,312	5,837

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and our internal control over financial reporting.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non- audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in section 10A(i)(1)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

6

Pre-Approval of Services

The Audit Committee appoints the independent accountant each year and pre-approves the audit services.  The Audit Committee chair is authorized to pre-approve specified non-audit services for fees not exceeding specified amounts, if she promptly advises the other Audit Committee members of such approval.  All services described under the caption Principal Accountant Fees and Services were pre-approved.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG AS CCBC’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MARCH 31, 2013 AND AUTHORIZE ANY DULY FORMED COMMITTEE OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS.

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PROPOSAL NO. 2

ELECTION OF DIRECTORS

The Board of Directors has nominated the persons identified under the caption “Nominees for a Three-Year Term” for election as directors, to serve until the 2015 annual meeting of shareholders and their successors have been elected and qualified.  If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying Form of Proxy intend to vote for any substitute whom the Board nominates, unless the proxy form contains contrary instructions.  Information regarding the directors whose terms expire at the next two annual meetings is also set forth below.

Name	Age	Other positions with Company; other directorships held in last five years	Has served as Company director since

Nominees for three-year term

Yuen Kam	50	Non-executive Chairman	October 3, 2012

Julian J. Wolhardt	39	Independent Non-executive Director	April 27, 2012

Jennifer J. Weng	44	Independent Non-executive Director	June 30, 2009

Directors—one-year term remaining

Albert Chen	37	Chief Financial Officer and Director	June 30, 2009

Mark D. Chen	44	Independent Non-executive Director	June 30, 2009

Directors—two-year term remaining

Ting Zheng	40	Chief Executive Officer and Director	June 30, 2009

Dr. Ken Lu	48	Independent Non-executive Director	June 30, 2009

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Nominees for a Three-Year Term

Yuen Kam, serves as our non-executive chairman. He is responsible for the strategic direction of CCBC. He is also the founder, chairman and chief executive officer of Golden Meditech with over 20 years of experience in the healthcare industry. Mr. Kam also serves as the chairman of Cordlife Limited, an Australia listed cord blood banking operator with presence in Southeast Asia. He received his Bachelor of Arts degree in Japanese from the Beijing Second Foreign Languages Institute, the PRC.

Julian J. Wolhardt, serves as a partner of KKR Asia Limited focusing on private equity transactions in the Greater China region. Prior to joining KKR Asia Limited, Mr. Wolhardt was with Morgan Stanley Private Equity Asia and was responsible for its private equity business in China. Mr. Wolhardt has been actively involved in advising on investments in Yageo Corporation, China Modern Dairy, Far East Horizon, and China Outfitters. Mr. Wolhardt currently serves as a non-executive director of China Modern Dairy Holdings Limited and United Envirotech Limited, and an independent non-executive director of China Mengniu Dairy Company Limited. Mr. Wolhardt is a Certified Public Accountant and Certified Management Accountant. He received a bachelor’s degree in accounting from the University of Illinois (Urbana-Champaign).

Jennifer J. Weng, serves as one of our independent non-executive directors. Prior to the Business Combination on June 30, 2009, Ms. Weng was Pantheon’s chief financial officer and secretary since its inception. She is currently a Managing Director of Pantheon Pacific Capital Management Ltd., an investment management and advisory company. Previously, she had held a variety of research and financial management positions with companies including Mizuho, Morgan Stanley in New York. Ms. Weng received a B.A. from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania. Ms. Weng is the spouse of Mark D. Chen.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

Family Relationships

Ms. Jennifer J. Weng is married to Mr. Mark D. Chen, one of our independent non-executive directors.  To the best of our knowledge, there are no other family relationships between any director, executive officer or any person nominated to become a director or executive officer.

Director Independence

The Board of Directors has determined that Mark D. Chen, Dr. Ken Lu, Julian J. Wolhardt and Jennifer J. Weng are independent under Section 303A.02 of the New York Stock Exchange Listed Company Manual.  None of these persons is party to any transaction not otherwise disclosed under the caption “Certain Relationships and Related Transactions”.

9

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes that Mr. Yuen Kam’s service as Chairperson of the Board is in the best interest of the Company and its shareholders. Mr. Yuen Kam possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters.

The Board of Directors is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

During the year ended March 31, 2012, the Board of Directors met in person or in the form of teleconference and took action by written consent on 8 occasions. All of the directors attended all the meetings of the Board of Directors and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Board Committees

The Board of Directors has standing audit, compensation, and nominating and corporate governance committees.  Each committee has a charter, which is available at Company’s website, www.chinacordbloodcorp.com.

Committee Membership
	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee

Mark D. Chen	M	X	C

Dr. Ken Lu	M	M	M

Jennifer J. Weng	C	X	M

Yuen Kam	X	C	X

Julian J. Wolhardt	X	M	M

Ting Zheng	X	M	X

C	Committee Chair
M	Committee Member

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Audit Committee.  The Audit Committee consists of Mr. Mark D. Chen, Dr. Ken Lu and Ms. Jennifer J. Weng. Ms. Weng is the chair of our audit committee, and we have taken reasonable actions to ensure that Ms. Weng qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission. Mr. Chen, Dr. Lu and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director and meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act.  The audit committee held 5 meetings during the fiscal year ended March 31, 2012.

Our Board of Directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	review and approve any related party transactions;

•	such other matters that are specifically delegated to our audit committee by our board of directors after the Business Combination from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the board of directors.

Audit Committee Report.

The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended March 31, 2012, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

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Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012.

The members of the audit committee are:

Jennifer J. Weng, Chair

Dr. Ken Lu

Mark D. Chen

Compensation Committee.  The compensation committee consists of Mr. Mark D. Chen, Dr. Ken Lu, Mr. Julian J. Wolhardt and Ms. Jennifer J. Weng. Mr. Chen is the chair of our compensation committee. Mr. Chen, Dr. Lu, Mr. Wolhardt and Ms. Weng do not have any direct or indirect material relationship with CCBC other than as a director.

Our board of directors has adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	reviewing and making recommendations to the board regarding share-based compensation for our directors and officers;

•	annually reviewing and reassessing the adequacy of the charter;

•	administering our share option or incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Compensation Committee Report.

The compensation committee has reviewed and discussed with management the Executive Compensation Discussion and Analysis set forth beginning on page 18 and, based on the review and discussions, recommended to the board of directors that the Executive Compensation Discussion and Analysis be included in this proxy statement.

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The members of the compensation committee are:

Mark D. Chen, Chair

Dr. Ken Lu

Julian J. Wolhardt

Jennifer J. Weng

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee consists of Mr. Yuen Kam, Mr. Julian J. Wolhardt, Ms. Ting Zheng and Dr. Ken Lu. Mr. Kam is the chair of our nominating and corporate governance committee. Mr. Wolhardt and Dr. Lu do not have any direct or indirect material relationship with CCBC other than as a director.

Our board of directors has adopted a nominating and corporate governance committee charter, providing for the following responsibilities of the nominating and corporate governance committee:

•	overseeing the process by which individuals may be nominated to our board of directors;

•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors;

•	considering nominees proposed by our shareholders;

•	annually reviewing and reassessing the adequacy of the charter;

•	establishing and periodically assessing the criteria for the selection of potential directors; and

•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the nominating and corporate governance committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints.

The nominating and corporate governance committee will consider director candidates recommended by security holders. Potential nominees to the board of directors are required to have such experience in business or financial matters as would make such nominee an asset to the board of directors and may, under certain circumstances, be required to be “independent”, as such term is defined under Section 303A.02 of the listing standards of the New York Stock Exchange and applicable SEC regulations. Security holders wishing to submit the name of a person as a potential nominee to the board of directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the nominating and corporate governance committee at the following address: Nominating and Corporate Governance Committee of the Board of Directors, c/o China Cord Blood Corporation, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the nominating and corporate governance committee, and/or any other method the nominating and corporate governance committee deems appropriate, which may, but need not, include a questionnaire. The nominating and corporate governance committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The nominating and corporate governance committee need not engage in an evaluation process unless (i) there is a vacancy on the board of directors, (ii) a director is not standing for re-election, or (iii) the nominating and corporate governance committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated differently from any other potential nominee. Although it has not done so in the past, the nominating and corporate governance committee may retain search firms to assist in identifying suitable director candidates.

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The board does not have a formal policy on board candidate qualifications.  The board may consider those factors it deems appropriate in evaluating director nominees made either by the board or shareholders, including judgment, skill, strength of character, experience with businesses and organizations comparable in size or scope to the Company, experience and skill relative to other board members, and specialized knowledge or experience.  Depending upon the current needs of the board, certain factors may be weighed more or less heavily.  In considering candidates for the board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, offices and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

We are incorporated under the laws of the Cayman Islands, our home country, with securities publicly traded in the United States on the NYSE.

The NYSE Rules permit foreign private issuers to follow applicable home country corporate governance practices in lieu of the NYSE corporate governance standards, subject to certain exceptions. Foreign private issuers electing to follow home country corporate governance rules are required to disclose the principal differences in their corporate governance practices from those required under the NYSE Rules. Except as set forth below, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the NYSE.

Under the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of common stock (or securities convertible into common stock) amounting to more than (i) 20% of the listed company’s currently outstanding common stock in an offering that does not constitute a “public offering” as defined under the NYSE rules, and (ii) one percent to a director, officer or 5% securityholder of the company, or a related party, or certain companies, entities or persons with relationships with the related party. The NYSE Listed Company Manual also provides that if the related party involved in the transaction is classified as such solely because such person is a 5% securityholder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the number of shares exceeds either five percent of the number of shares or voting power of the company. We currently expect to use this exception to enable us to raise capital from time to time, on market terms approved by our board and audit committee, consistent with our past practice. In accordance with applicable current NYSE requirements, we have provided to the NYSE letters from Cayman Islands counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.

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The NYSE Listed Company Manual provides that each member of a listed company’s Nominating and Corporate Governance Committee must be “independent” as set forth in Section 303A.02 of the NYSE Listed Company Manual. We currently expect to use this exception to enable us to appoint non-independent director(s) to our Nominating and Corporate Governance Committee. In accordance with applicable current NYSE requirements, we have provided to the NYSE letters from outside counsel certifying that the Company’s practices in these areas are not prohibited by our home country law.

Insider Trading Policy

Directors, executive officers and employees may acquire confidential information from time to time through their employment or fiduciary relationship with CCBC. Golden Meditech is a publicly traded company on the Main Board of the Hong Kong Stock Exchange. The laws of Hong Kong strictly prohibit any director, officer or employee of a publicly traded company, whenever and in whatever capacity employed, from trading company securities while aware of material non-public information about the company.

Our board of directors has established an insider trading policy reinforcing the principles behind the insider trading prohibition under U.S. and Hong Kong laws. Among other things, directors, executive officers and employees are prohibited from executing any trade in securities of our company as well as the securities of Golden Meditech and any other company about which they acquire material non-public information in the course of their duties for our company.

Litigation

To the best of the Company’s knowledge, there have been no material proceedings to which any director or officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Director Compensation

Between July 1, 2009 and June 30, 2011, non-employee directors were each paid $15,000 annually and reimbursed for travel and other expenses directly related to activities as directors. From July 1, 2011 to June 30, 2012, non-employee directors were each paid $30,000 annually and reimbursed for travel and other expenses directly related to activities as directors.

Prior to July 1, 2009, our directors did not receive any compensation except for reimbursement for travel and other expenses directly related to activities as directors.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE BOARD OF DIRECTORS’ NOMINEES.

PLEASE NOTE:  If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office
Yuen Kam	50	Non-Executive Chairman
Ting Zheng	40	Chief Executive Officer and Director
Albert Chen	37	Chief Financial Officer and Director
Yue Deng	42	Chief Executive Officer — Beijing Division
Rui Arashiyama	53	Chief Executive Officer — Guangdong and Zhejiang Divisions
Xin Xu	58	Chief Technology Officer

Please refer to the section entitled “Election of Directors” for details regarding Mr. Yuen Kam.

Ting Zheng, serves as our chief executive officer and a director. She has been in charge of our cord blood bank operations since 2003 and is responsible for the strategic direction, development and overall management of CCBC. Aside from overseeing the overall operation of CCBC, she is also responsible for strategic developments, acquisition planning and negotiations, and formulating overall business strategy and various business initiatives of CCBC. She has more than ten years of experience in the fields of accounting, internal control, and corporate strategies and development in China’s healthcare industry. Ms. Zheng has served as an executive director of Golden Meditech and has been in charge of its and its subsidiaries’ financial and internal control systems since September 2001. She assumed a critical role in the initial public offering by Golden Meditech on the Growth Enterprise Market of the Hong Kong Stock Exchange in December 2001. She played an important role in our acquisition of Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Nuoya”) and investments in Cordlife Limited (“Cordlife”). Prior to joining us, Ms. Zheng worked for Sino-reality Certified Public Accountants, an accounting firm in China, from 1997 to 2001. She received an Executive MBA degree from Renmin University of China. As of the date of this report, Ms. Zheng is also a director of Golden Meditech.

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Albert Chen, serves as our chief financial officer and a director. He is in charge of CCBC’s finance-related matters, including accounting and budget planning. He is also involved in CCBC’s corporate structuring and development, including mergers and acquisitions, and investment in foreign healthcare companies. For example, he played an important role in our acquisition of Nuoya and investments in Cordlife. He has served as the corporate finance vice president of Golden Meditech since March 2005. Prior to joining Golden Meditech, Mr. Chen worked in a number of financial institutions, including SalomonSmithBarney, DBS Vickers Securities and UOB Kay Hian in Hong Kong. During his employment as an analyst in UOB Kay Hian from 2003 to March 2005, he was a senior analyst specializing in the pharmaceutical and healthcare industries and was ranked as one of the best analysts for small cap companies in the region in a poll conducted by Asia Money among brokers in 2003. Mr. Chen is a CFA charterholder. He received his bachelor’s degree in commerce from Queen’s University, Canada, School of Business in 1999 with a major in finance and accounting.

Yue Deng, serves as our chief executive officer in the Beijing division. She is responsible for the daily operations and management of Beijing Jiachenhong Biological Technologies Co., Ltd. (“Jiachenhong”). She joined Jiachenhong in November 2004. From 1998 to 2004, Ms. Deng managed sales and marketing, product registration, government relations and customer services in Guidant’s Beijing representative office. During her employment with Guidant, she successfully developed a new market in the Liaoning province and won several awards in sales and marketing in recognition of her communication, leadership and strategic planning skills. From 1995 to 1998, Ms. Deng served as the office manager and sales coordinator in Guidant’s Beijing representative office. From 1993 to 1995, she served as the secretary to the general manager at NOX international (Tianjin) Co., Ltd. She graduated from Nankai University in China in 1991 with a bachelor’s degree in economics.

Rui Arashiyama, serves as our chief executive officer in the Guangdong and Zhejiang divisions. She oversees the daily operations and management of Nuoya and Zhejiang Lukou Biotechnology Co., Ltd. (“Lukou”) and is responsible for the formulation and implementation of marketing strategy for two markets. She joined Nuoya in March 2009 and has over 10 years of sales and marketing experiences in China and in-depth knowledge about China’s consumer market and regulatory environment. From 1999 to 2009, she worked for Jatco Company Limited and was responsible for new business and new market development, execution and cost management. Between 1989 and 1999, she was with Nissan Motor Company Limited with main responsibilities of overseas market development including China, Hong Kong and Singapore. She graduated from Beijing International Studies University (Beijing Second Foreign Language University) in 1981 with a bachelor’s degree of Japanese culture. In 1988, she completed a postgraduate mass media program in Japan Sophia University.

Xin Xu, serves as our chief technology officer. She is in charge of the daily operations and logistic control of the cord blood bank laboratories, and oversees the laboratories procedures in relation to the processing, separation and preservation of cord blood stems cells to ensure the laboratories environment strictly comply with national standards. Prior to joining us in November 2004, Ms. Xu has over 20 years of solid experience in Cryobiology research and had lectured in Cryobiology at Beijing Medical University.

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Executive Compensation Discussion and Analysis

This section discusses the compensation we paid in previous fiscal years to certain executive officers, which we refer to as the “named executive officers”. These named executive officers include:

•	Ms. Ting Zheng, who is our chief executive officer and director.

•	Mr. Albert Chen, who is our chief financial officer and director.

•	Ms. Yue Deng, who is our chief executive officer of the Beijing division.

•	Ms. Rui Arashiyama, who is our chief executive officer of the Guangdong and Zhejiang divisions.

•	Ms. Xin Xu, who is our chief technology officer.

Compensation Discussion and Analysis

The primary objectives of our compensation policies with respect to executive compensation are to attract and retain the best possible executives to lead us and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty, long-term commitment and the achievement of its goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description. Compensation decisions with respect to our named executive officers have historically focused on attracting and retaining individuals who could help us to meet and exceed our financial and operational goals. Our board of directors considered the growth of the Company, individual performance and market trends when setting individual compensation levels.

For the fiscal years ended March 31, 2010, 2011 and 2012, the compensation of the above executive officers substantially consisted of a base salary, and an annual bonus and other benefits, each of which is described in more detail below:

•	Base salary. We believe that the base salary element is required in order to provide these executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Our board of directors established base salaries payable to the named executive officers with the goal of providing a fixed component of compensation, reflecting the executive officer’s skill set, experience, role and responsibilities. The determination of our board of directors and compensation committee of whether any of the named executive officers merited an increase in base salary during any particular year depended on the individual’s performance during the prior fiscal year, our performance during the prior fiscal year and competitive market practices. In establishing the current base salary levels, our board of directors and compensation committee did not engage in any particular benchmarking activities or engage any outside compensation advisors.

•	Annual bonus. Bonus for any of the above executive officers are discretionary and is generally linked to his or her individual performances for the year, including contribution to our strategic and corporate operating plans, with individual performance and providing executive officers performance incentives for attaining specific goals.

•	Severance benefits. Prior to June 30, 2009, there were no written employment contracts between us and any of the named executive officers. In compliance with PRC law, however, Jiachenhong has entered into standard employment contracts with Ms. Deng and Ms. Xu, and both Nuoya and Lukou have entered into standard employment contracts with Ms. Arashiyama. These contracts provide for severance payments under limited circumstances as required by PRC law.

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Summary Compensation Table

The following table sets forth information regarding compensation of the named executive officers for each of the three fiscal years in the period ended March 31, 2012.

Name and Principal Position	Year ended March 31,	Salary ($)(1)	Bonus ($)(1)	Total ($)(1)
Ting Zheng(2)	2012	201,208	257,546	458,754
Chief Executive Officer	2011	180,386	257,235	437,621
	2010	132,258	—	132,258
Albert Chen(3)	2012	201,208	257,546	458,754
Chief Financial Officer	2011	180,386	257,235	437,621
	2010	151,613	—	151,613
Yue Deng	2012	125,665	51,509	177,174
Chief Executive Officer – Beijing Division	2011	105,137	42,444	147,581
	2010	107,000	—	107,000
Rui Arashiyama	2012	147,685	42,495	190,180
Chief Executive Officer – Guangdong and Zhejiang Divisions	2011	131,043	29,582	160,625
	2010	131,324	—	131,324
Xin Xu	2012	109,796	38,632	148,428
Chief Technology Officer	2011	68,286	179,990	248,276
	2010	59,280	—	59,280

(1)	Ms. Ting Zheng and Mr. Albert Chen were paid by CSC Holdings in Hong Kong dollars for the years ended March 31, 2010, 2011 and 2012. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 30, 2012, which was HK$7.7656 to $1.00. Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu were partly paid by CSC Holdings in Hong Kong dollars and partly paid by our PRC subsidiaries in Beijing and Guangdong for the years ended March 31, 2010, 2011 and 2012. The currency exchange rate used to convert the Hong Kong dollars and Renminbi payment amounts into US dollars was the noon buying rate as of March 30, 2012, which was HK$7.7656 to $1.00 and RMB6.2975 to $1.00, respectively. The translations of Hong Kong dollars and Renminbi amount into U.S. dollars in this table at the specified rate is solely for the convenience of the reader.
(2)	Ms. Zheng is also a director of Golden Meditech, one of our shareholders. On June 30, 2009, Ms. Zheng entered into an employment agreement with us providing for an annual base salary of HK$1,300,000, which has been revised to HK$1,430,000 with effect from July 1, 2010, and to HK$1,560,000 with effect from April 1, 2011 (or $200,886, based on the noon buying rate as of March 30, 2012, HK$7.7656 to $1.00). Ms. Zheng was paid by Golden Meditech prior to June 30, 2009, and is now paid by CSC Holdings, in Hong Kong dollars. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 30, 2012, which was HK$7.7656 to $1.00.
(3)	Mr. Chen was also the vice-president of corporate finance of Golden Meditech, one of our shareholders. On June 30, 2009, Mr. Chen entered into an employment agreement with us providing for an annual base salary of HK$1,300,000, which has been revised to HK$1,430,000 with effect from July 1, 2010, and to HK$1,560,000 with effect from April 1, 2011 (or $200,886, based on the noon buying rate as of March 30, 2012, HK$7.7656 to $1.00). Mr. Chen was paid by Golden Meditech prior to June 30, 2009, and is now paid by CSC Holdings, in Hong Kong dollars. The currency exchange rate used to convert the payment amounts into US dollars was the noon buying rate as of March 30, 2012, which was HK$7.7656 to $1.00.

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Post-Acquisition Employment Agreements

On June 30, 2009, CCBC entered into service contracts with named executive officers, including Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. These officers are entitled to severance payments under certain circumstances, including a change of control of CCBC. Except for these new service contracts and the standard employment contracts required by PRC law for Ms. Deng, Ms. Arashiyama and Ms. Xu, CCBC does not have other service contracts with its directors or executive officers and does not set aside any amounts for pension, retirement or other benefits for our directors and officers other than to participate in statutory employee benefit plans mandated by PRC law.

The five senior executive officers who are currently parties to the service contracts are Ms. Ting Zheng, Mr. Albert Chen, Ms. Yue Deng, Ms. Rui Arashiyama and Ms. Xin Xu. The service contracts have substantially identical terms, except with respect of the duties of the executive and his or her compensation package.

The material terms under the employment agreements are as follows:

•	The contract will be automatically renewed every three years until the death or incapacitation of the executive unless terminated by either party with notice.

•	If the service contract is terminated by the executive within 30 days following a change of control of CCBC, the executive will be entitled to (i) all the salary and guaranteed bonuses actually accrued and payable to him/her as the case may be; (ii) immediate vesting of all of his/her unvested options; and (iii) a severance payment in the amount of $5 million.

•	CCBC may terminate a service contract without cause with at least 30 days’ written notice, in which case the executive will be entitled to (i) all the guaranteed bonuses actually accrued and payable to him/her as the case may be, (ii) the immediate vesting of all of his or her unvested options and (iii) if the termination is made within two years of a change of control of our company, a severance payment in the amount of $5 million.

•	In all other cases, CCBC may terminate a service contract with cause at any time without notice, or the executive may terminate his or her service contract with at least 90 days’ written notice, and in either case the executive will be entitled to all the guaranteed bonuses actually accrued and payable to him/her but will not be entitled to the immediate vesting of all of his or her unvested options nor any severance payment.

In the service contracts, each executive is required to hold, both during and after his or her service contract expires or is terminated, in strict confidence and not to use, except for CCBC’s benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of CCBC or the confidential information of any third party, including CCBC’s affiliated entities and its subsidiaries, that CCBC receives. Each executive is also required to disclose to CCBC and hold in trust for CCBC all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by CCBC, and to assign all of his or her interests in them to CCBC, and agreed that, while employed by CCBC and for a period of three years after termination of his or her employment, he or she will not serve, invest or assist in any business that competes with any significant aspect of CCBC business or solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with CCBC.

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Finally, the contracts contain non-competition clauses, pursuant to which the executive may not engage in activities that compete with CCBC during the term of their employment with CCBC and for a period of one year after any termination of their employment with CCBC. Each executive is also required not to disclose to any third party any confidential information regarding CCBC or any of its subsidiaries or to accept or invest in any opportunity that is in line with its business operations, comes to them as a result of their employment with CCBC or involves any of its assets, unless approved by the board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

General Principles on Related Party Transactions

Our audit committee has adopted an internal policy regarding the identification, review, consideration and oversight of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related party” are participants. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered. A related party is any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

Under our policy, where a transaction has been identified as a related party transaction, management must present information regarding the proposed related party transaction to the audit committee of our board of directors for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related parties, the benefits of the transaction to us and whether any alternative transactions are available. To identify related party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related party transactions, the audit committee of our board of directors takes into account the relevant available facts and circumstances including, but not limited to the risks, costs and benefits to us; the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated; the terms of the transaction; the availability of other sources for comparable services or products; and the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally. In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval.

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Prior to the establishment of our audit committee in connection with the closing of CCBC’s initial business combination, CCBC’s board of directors performed similar functions in approving related party transactions. CCBC’s board of directors reviewed each of the following related party transactions and has concluded that, in light of known circumstances, each transaction is in, and is consistent with, its best interests and its shareholders.

Lease Agreement

On March 16, 2005, Jiachenhong entered into a property lease agreement with Beijing Jingjing, pursuant to which Beijing Jingjing leased its real property in Beijing to Jiachenhong. Beijing Jingjing is a wholly-owned subsidiary of Golden Meditech and is engaged in the medical equipment manufacturing business. The real property is approximately 2,400 square meters in size and may be used by Jiachenhong for its business operations or scientific research or as office premises at an effective monthly rental of RMB174,000. The lease was renewed in July 2009 at a monthly rental of RMB120,000, for a period of 5.5 years expiring in December 2014. The new lease covers premises of 1,920 square meters.

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PROPOSAL NO. 3

FILINGS AND RELATED ACTIONS IN CONNECTION WITH PROPOSAL 4

As described more fully under Proposal No. 4 below, the Company proposes to amend those provisions of its Articles of Association relating to the percentage of its outstanding ordinary shares which is required to approve certain matters which require approval by “special resolution” under its constitutional documents. Currently, a special resolution requires the approval of a majority constituting at least seventy five percent. (75%) of the votes cast in person or by proxy by the holders of outstanding ordinary shares of the Company. The Board of Directors has approved and is submitting for approval at the 2012 Meeting a reduction in this threshold to sixty six and two-thirds percent. (66 2/3%), which change itself must be approved by special resolution as more fully described under Proposal 4. Upon the receiving the approval of Proposal 4, the Company will need to make administrative filings in the Cayman Islands and may also be required to take other similar actions, which must be authorized by ordinary resolution pursuant to Cayman Islands law. Accordingly, the shareholders are being asked to approve the adoption of the following resolution:

“RESOLVED THAT the officers and directors of the Company be and each is hereby authorized and directed to make all necessary filings and undertake all such matters, including without limitation, all filings with the Registrar of Companies in the Cayman Islands in respect of the amendments to articles of association.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE ORDINARY RESOLUTION REGARDING THE AUTHORIZATION OF FILINGS AND ACTIONS IN CONNECTION WITH THE ADOPTION OF PROPOSAL 4.

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PROPOSAL NO. 4

AMENDMENT OF ARTICLES OF ASSOCIATION

The Company proposes to amend those provisions of its Articles of Association relating to the percentage of its outstanding ordinary shares which is required to approve certain matters which require approval by “special resolution” under its constitutional documents. As noted above, a special resolution currently requires the approval of a majority constituting at least seventy five percent. (75%) of the votes cast in person or by proxy by the holders of outstanding ordinary shares of the Company. The Board of Directors has approved and is submitting for approval at the 2012 Meeting a reduction in this threshold to sixty six and two-thirds percent. (66 2/3%), which change itself must be approved by special resolution as Proposal 4. Accordingly, the shareholders are being asked to approve the adoption of the following resolution:

RESOLVED AS A SPECIAL RESOLUTION THAT the articles of association of the Company be and are hereby amended by deleting in its entirety the current definition of special resolution, and replacing it with the following new definition:

““special resolution” a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds (66 and 2/3%) of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 59; a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE SPECIAL RESOLUTION REGARDING THE AMENDMENT OF THE ARTICLES OF ASSOCIATION TO REDUCE THE MAJORITY THRESHOLD REQUIRED TO APPROVE A SPECIAL RESOLUTION TO 66 2/3%.

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GENERAL

The Company will bear the cost of preparing, printing, assembling and mailing the proxy form, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Other Matters to Be Presented at the AGM

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

Communications with the Board of Directors

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o China Cord Blood Corporation, 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where you can Find More Information

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with or submit to the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

November 9, 2012	By Order of the Board of Directors,

/s/ Yuen Kam
Yuen Kam
Chairperson

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CHINA CORD BLOOD CORPORATION

(Incorporated in the Cayman Islands with limited liability)

Proxy for Annual General Meeting

to Be Held on December 19, 2012

(or any adjourned or postponed meeting thereof)

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Ting Zheng or Albert Chen, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 19, 2012 at 9:00 p.m. (local time), and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Introduction

This Proxy is furnished in connection with the solicitation by the Board of Directors of China Cord Blood Corporation, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share (“Ordinary Shares”), of the Company to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 19, 2012 at 9:00 p.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”). Only the shareholders of the Company of record at the close of business on November 5, 2012 (the “Record Date”) are entitled to notice of and only the holders of record of the Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. The quorum of the AGM is one or more shareholders holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, with a copy delivered to its offices at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. or (ii) by attending and voting in person at the AGM.

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To be valid, this Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Canness Chu, Secretary) at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

CHINA CORD BLOOD CORPORATION

(Incorporated in the Cayman Islands with limited liability)

Proxy for Annual General Meeting

to Be Held on December 19, 2012

(or any adjourned or postponed meeting thereof)

I/We _______________________________________________________ of _______________ ______________________, being the registered holder of ___________________ ordinary share(s), par value US$0.0001 per share (“Ordinary Shares”), of China Cord Blood Corporation (the “Company”), hereby appoint the Chairman of the Annual General Meeting or _________________ of _____________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at held at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R. on December 19, 2012 at 9:00 p.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Proposal No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	To ratify the appointment of KPMG as auditor of the Company for the financial year ending March 31, 2013 and to authorize any duly formed committee of the directors to fix the remuneration of the auditor.

2.	To re-elect Mr. Yuen Kam as a Class C director of the Company, and appoint him as Chairperson of the Board of the Company.

2.	To re-elect Mr. Julian J. Wolhardt as a Class C director of the Company.

2.	To re-elect Ms. Jennifer J. Weng as a Class C director of the Company.

3.	Subject to the passing of special resolution 4 by members, to authorize directors to make all necessary filings and undertake all such matters, including without limitation, all filings with the Registrar of Companies in the Cayman Islands in respect of the amendments to articles of association.

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4.

To amend the articles of association of the Company by deleting in its entirety the current definition of special resolution, and replacing it with the following new definition:

““special resolution” a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds (66 and 2/3%) of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 59; a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.”

Dated __________, 2012	Signature(s) [4]

[1]	Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy will be deemed to relate to all the Ordinary Shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]	This proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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